Exhibit 99.1

Extraordinary General Shareholders’ Meeting of Ecopetrol S.A.

The Chief Executive Officer of Ecopetrol S.A. invites the Shareholders of the Company to attend the Extraordinary General Shareholders’ Meeting to be held on Monday, December 16, 2019, starting at 7:30 a.m., at the Auditorium of the International Center of Business and Exhibitions (Centro Internacional de Negocios y Exposiciones, Corferias), located at Carrera 37 No. 24 – 67 in Bogotá.

The agenda for the meeting will be:

1.	Safety guidelines
2.	Quorum Verification
3.	Opening by the Chief Executive Officer
4.	Approval of the Agenda
5.	Appointment of the President of the Shareholders Meeting
6.	Appointment of the Commission responsible of scrutinizing elections and polling
7.	Appointment of the Commission responsible of reviewing and approving the minute of the meeting
8.	Modification of the occasional reserve destination, approved by the shareholders on the Annual General Shareholders’ Meeting held on March 2019 with the purpose of distributing the reserve
9.	Distribution of the occasional reserve as dividends

The Shareholders may consult the supporting information of the agenda on the website of Ecopetrol S.A. The Shareholders who are unable to attend the Shareholders´ Meeting may be represented by proxy, granted in writing and it has to meet the requirements established on Article 184 of the Colombian Code of Commerce. The proxy form can be obtained from the web site of Ecopetrol S.A.

Except for cases of legal representation, officers and employees of Ecopetrol S.A. shall not represent shares, other than their own, while in exercise of their position, nor shall they be allowed to substitute the powers of attorney conferred upon them.

Shareholders´ representation shall be subject to the Basic Legal Principles Issued by the Financial Superintendence of Colombia, concerning illegal, unauthorized and unsafe practices by the issuers of securities.

FELIPE BAYÓN PARDO

Chief Executive Officer

For more information, you can consult the following link:

https://www.ecopetrol.com.co/wps/portal/web_es/ecopetrol-web/our-company/Press-Room/Press-Release/2015/2015/extraordinary-gsm-2019

The meeting will be broadcasted live on Ecopetrol´s web site.

Recommendations:

•	Have your identity document at hand, and, if you are representing other shares, the respective proxy.
•	To avoid congestions and ensure proper participation of shareholders, the doors of Corferias and the registration tables will be open from 6:30 a.m.
•	Entry of accompanying persons will be allowed only for physically handicapped shareholders, elderly adults and minors.
•	Any advertising material that could affect the normal development of the Assembly will not be allowed to the meeting and may not be distributed.
•	Kit or refreshments will not be provided.

Bogotá D.C., November 28, 2019

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets (a)

Fernando Suárez Tello

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co